CHIMERA SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

December 31, 2019
<u>AVAILABLE FOR PUBLIC INSPECTION</u>

OATH OR AFFIRMATION

I, Dan Goldman _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Chimera Securities, LLC _____, as

of December _____, 20 19 ____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____ 2/27/20
Signature

Chief Financial Officer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67915

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/19___ AND ENDING ___12/31/19___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM ID. NO.

NAME OF BROKER-DEALER:

CHIMERA SECURITIES, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

27 UNION SQUARE WEST, 4TH FLOOR
(No. and Street)

New York   **NY**   **10003**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dan Goldman   **(646) 597-6144**
                                             (Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska LLP
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250   **Chicago**   **Illinois**   **60604**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[   ] Public Accountant
[   ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY
---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Chimera Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Chimera Securities, LLC (the Company) as of December 31, 2019, and the related notes and supplemental schedules (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Chimera Securities, LLC as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Chimera Securities, LLC's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Chimera Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as Chimera Securities, LLC's auditor since 2008.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Supplemental Schedules (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Chimera Securities, LLC's financial statement. The supplemental information is the responsibility of Chimera Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statement as a whole.

Ryan & Juraska LLP

Chicago, Illinois
February 27, 2020

CHIMERA SECURITIES, LLC

Statement of Financial Condition

December 31, 2019

Assets

Cash and cash equivalents	$	1,394,600
Receivable from broker-dealers		12,334,165
Securities owned, at fair value		14,001,685
Furniture, equipment, software, and leasehold improvements, at cost		
(net of accumulated depreciation and amortization of $1,339,905)		1,190,158
Operating lease asset		2,935,156
Other assets		370,787
	$	32,226,551

Liabilities and Members' Equity

Liabilities:		
Payable to broker-dealer	$	243,000
Securities sold, not yet purchased, at fair value		11,584,305
Operating lease liability		3,449,230
Accounts payable and accrued expenses		1,382,067
		16,658,602
Members' equity		15,567,949
	$	32,226,551

See accompanying notes.

CHIMERA SECURITIES, LLC

Notes to Financial Statements

December 31, 2019

---

1. Organization and Business

Chimera Securities, LLC (the "Company"), a Delaware limited liability company, was formed on May 29, 2008. The Company is a registered broker-dealer with the Securities and Exchange Commission and is a member of the NASDAQ PHLX ("PHLX") Exchange. PHLX is the Company's designated examining authority. The Company engages primarily in the proprietary trading of exchange-traded equity securities and equity options contracts. The Company has two classes of membership interest. Class A members participate in the Company's general activities and have management and voting rights. Class B members participate in their individual trading activities.

2. Summary of Significant Accounting Policies

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and are stated in U.S. dollars. The following is a summary of the significant accounting policies used in preparing the financial statements:

Revenue Recognition and Securities Valuation
Securities transactions and related revenue and expenses are recorded on a trade date basis and, accordingly, gains and losses are recorded on unsettled transactions.

All financial instruments are recorded in the statement of financial condition at fair value in accordance with Accounting Standards Codification (ASC) 820 – Fair Value Measurement and Disclosures (see Note 4).

Realized and unrealized gains or losses from securities are included in trading gains in the statement of operations.

Depreciation and Amortization
Furniture, equipment, and software are being depreciated over the estimated useful lives of the assets using the straight-line method. Leasehold improvements are being amortized on a straight-line basis over the term of the associated lease.

2. Summary of Significant Accounting Policies, continued

Use of Estimates
The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determines that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Income Taxes
The Company is a limited liability company with all taxable income or loss recorded in the income tax returns of its members. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

In accordance with GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2016. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authorities. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2019.

Cash Equivalents
Cash equivalents consist of money market deposits with maturities of less than three months.

Accounting for Leases
In February 2016, the FASB amended the guidance on accounting for leases. The new guidance required lessees to recognize right-of-use (ROU) assets and lease liabilities on the balance sheet for the rights and obligations created by all qualifying leases. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee remains substantially unchanged and depends on classification as a finance or operating lease. The Company adopted the new guidance beginning in June 2019. Adoption of the standard did not have a material impact on the Company's operations or cash flows.

At adoption, the Company recognized lease liabilities of $3.7 million, representing the present value of the remaining minimum fixed lease payments based on the incremental borrowing rates as of June 2019. Changes in lease liabilities are based on current period interest expense and cash payments. The Company also recognized ROU assets of $3.1 million at adoption, which represents the measurement of the lease liabilities and includes lease incentives received. For further information, see Note 6 – Commitments.

3. **Financial Instruments**

ASC 815, Derivatives and Hedging, requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit risk related contingent features in derivative agreements. The disclosure requirements of ASC 815 distinguish between derivatives, which are accounted for as "hedges" and those that do not qualify for such accounting. Although the Company may sometimes use derivatives, the Company reflects derivatives at fair value and recognizes changes in fair value through the statement of operations, and as such does not qualify for ASC 815 hedge accounting treatment.

In the normal course of business, the Company enters into transactions in derivative financial instruments that include equity and index options contracts, as part of the Company's overall trading strategy. All derivative instruments are held for trading purposes. All positions are reported in the accompanying statement of financial condition at fair value and gains and losses from derivative financial instruments are reflected in trading losses in the statement of operations.

Options contracts grant the purchaser, for the payment of a premium, the right to either purchase from or sell to the writer a specified financial instrument under agreed terms at a specified future date. As a writer of options contracts, the Company receives a premium in exchange for bearing the risk of unfavorable changes in the price of the financial instruments underlying the options.

Securities sold, not yet purchased and short options represent obligations of the Company to deliver the specified security and, thereby, create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in risk as the Company's satisfaction of the obligations may exceed the amount recognized in the statement of financial condition.

Risk arises from the potential inability of counterparties to perform under the terms of the contracts (credit risk) and from changes in the values of the underlying financial instruments (market risk). The Company is subject to credit risk to the extent any broker with whom it conducts business is unable to fulfill contractual obligations on its behalf. The Company attempts to minimize its exposure to credit risk by monitoring brokers with whom it conducts investment activities. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

4. **Fair Value Measurement and Disclosure**

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuations techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:
- **Level 1** inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- **Level 2** inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- **Level 3** are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The availability of valuation techniques and observable inputs can vary from investment to investment and is affected by a wide variety of factors, including the type of investment, whether the investment is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

4. Fair Value Measurement and Disclosure, continued

The Company values its investments based on the following principles and method of valuation:

Investments in equities and equity options listed on an exchange and which are freely transferable are valued at their last sales price on such exchange on the date of valuation. To the extent these securities are actively traded, and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy. Preferred and other equities traded on inactive markets or valued by dealer quotations or an alternative pricing source or model supported by observable inputs are classified within Level 2.

Investments in securities sold short, not yet purchased represent obligations to purchase such securities at a future date. The value of the open short position is recorded as a liability, and the Company records an unrealized appreciation or depreciation to the extent of the difference between the proceeds received and the value of the open short position. The Company records a realized gain or loss when the short position is closed out. By entering into short sales, the Company bears the market risk of increases in value of the security sold short in excess of the proceeds received.

Investments in exchange-traded derivatives, such as exchange-traded option contracts, are typically classified within Level 1 or Level 2 of the fair value hierarchy depending on whether or not they are deemed to be actively traded.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value as of December 31, 2019:

Level 1:
Assets
Securities owned, at fair value:

Stocks	12,957,652
Equity Options	1,044,033
	$ 14,001,685

Liabilities
Securities sold, not yet purchased, at fair value:

Stocks	11,568,275
Equity Options	16,030
	$ 11,584,305

At December 31, 2019, the Company held no Level 2 or Level 3 investments.

5. **Clearing Agreements**

The Company has a clearing agreement with Electronic Transaction Clearing, Inc. ("ETC"). The agreement requires that the Company maintain a minimum net liquidating equity of $250,000.

6. **Commitments**

The Company conducts its operations in leased office facilities under a non-cancellable lease with a rent escalation rate of 2.5% that expires March 31, 2025. In accordance with ASC 842, the Company has recorded a right of use asset and a lease liability based on the present value of the future payments calculated with a 7.5% discount rate. Annual rentals are charged to current operations.

The Company's future annual rental commitments for the office facilities as of December 31, 2019 are as follows:

Year Ending December 31,		Amount
2020	$	710,436
2021		710,436
2022		710,436
2023		710,436
Thereafter		840,900
Total	$	3,682,644
Imputed Interest		(233,414)
Present Value of Lease Liability	$	3,449,230

7. **Guarantees**

   Accounting Standards Codification Topic 460 ("ASC 460"), Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

   Certain derivatives contracts that the Company has entered into meet the accounting definition of a guarantee under ASC 460. Derivatives that meet the ASC 460 definition of guarantees include written options. The maximum potential payout for these derivatives contracts cannot be estimated as increases in interest rates, foreign exchange rates, securities prices, and indices in the future could possibly be unlimited.

   The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivatives contracts based on derivative notional amounts; rather the Company manages its risk exposure on a fair value basis. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company believes that market risk is substantially diminished when all financial instruments are aggregated.

8. **Credit Concentration**

   At December 31, 2019, a significant credit concentration consisted of approximately $13.7 million, representing the fair value of the Company's trading accounts carried by one of its clearing brokers, Electronic Transaction Clearing, Inc. Management does not consider any credit risk associated with this receivable to be significant.

   At December 31, 2019, the Company had a cash balance at one bank in excess of FDIC limits by approximately $1,144,600. Management does not consider any credit risk associated with this receivable to be significant.

9. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $100,000 or 6⅔ percent of "aggregate indebtedness", as defined.

At December 31, 2019, the Company had net capital and net capital requirements of $9,389,830 and $142,609, respectively.

10. **Contingencies**

The Company, in the normal course of business, may be subject to various legal and regulatory proceedings. These matters are vigorously defended as they arise. The Company provides for expenses associated with such claims when such amounts are probable and can be reasonably estimated. The Company currently does not have any material amounts accrued for legal or regulatory proceedings.

11. **Subsequent Events**

The Company's management has evaluated events and transactions through February 27, 2020, the date the financial statements were issued, noting no material events requiring disclosure in the Company's financial statements, other than those noted below.

In January 2020, the Company had capital withdrawals of approximately $2,500,000.

SUPPLEMENTAL SCHEDULES

CHIMERA SECURITIES, LLC

Computation of Net Capital for Broker and Dealers pursuant to Rule 15c3-1

December 31, 2019

Computation of net capital

Total members' equity			$	15,567,949
Deductions and/or charges:				
Nonallowable assets:				
Equipment and leasehold improvements, at cost	$	1,190,158		
Other assets		370,787		(1,560,945)
Net capital before haircuts on securities positions				14,007,004
Haircuts on securities:				
Trading and investment securities:				
Other securities	$	4,355,456		
Undue concentration		261,718		(4,617,174)
Net capital			$	9,389,830

Computation of basic capital requirement

Minimum net capital required (greater of $100,000 or 6 ⅔% of aggregate indebtedness)		142,609
Net capital in excess of net capital requirement	$	9,247,221

Computation of aggregate indebtedness

Specified liabilities:	$	2,139,141
Accounts payable, accrued expenses, payable to broker-dealer, and other liabilities (less portion of operating lease liability excludable to the extent of related asset of 2,935,156.)		
Ratio of aggregate indebtedness to net capital	%	22.78

There are no material differences between the above computation and the Company's corresponding unaudited Amended Form FOCUS Part II filing as of December 31, 2019.

See accompanying notes.

CHIMERA SECURITIES, LLC

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2019

The Company did not handle any customer cash or securities during the year ended December 31, 2019 and does not have any customer accounts.

CHIMERA SECURITIES, LLC

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

December 31, 2019

The Company did not handle any customer cash or securities during the year ended December 31, 2019 and does not have any customer accounts.